Filed by SM Energy Company Pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Civitas Resources, Inc. Commission File No.: 001-35371 Bank of America Leveraged Finance Conference Fireside Chat December 2, 2025

2 SM Energy Company – Bank of America Leveraged Finance Conference Fireside Chat – December 2, 2025 Internally Generated Transcript C O R P O R A T E P A R T I C I P A N T S Wade Pursell, Executive Vice President and Chief Financial Officer Patrick Lytle, Senior Vice President – Finance Moderator Gregg Brody, Bank of America – High Yield Research Analyst Management Discussion Gregg Brody I've been up on the stage for 12 years. You've been here every year, and I can go back to a lot of conferences. It's nice to see you again. Wade Pursell It's great to be here. Gregg Brody Exciting times for SM – big, big merger last month between SM and Civitas. Obviously, a lot to talk about there. I'm going to turn it over to Wade to give a State of the Union intro and then we'll jump into a fireside. I remind you, if you have questions later, please feel free to raise your hand and we'll call on you. Wade Pursell Thanks, Greg. It is great to be here again. Thanks to BofA for this conference. And thanks for doing it in Boca Raton in December. Coming from Denver, Colorado, it's really nice to be here right now. Just anecdotally, just so you know how cold it is in Colorado, yesterday morning when I was leaving, I went to Starbucks where I normally go to get my coffee and I know the lady really well. And she said, “I always go into this walk-in freezer and get some stuff ready for the day. And I walked in there this morning, and it felt really good.” It's not a good sign. Not good a sign. So, thanks for having us in Florida. It is an exciting time for SM Energy, as you say. We've been around, those of you who know us, we've been around for over 115 years. We've become very known for kind of brand recognition for being a premier operator – operation execution on top-tier assets and having kind of a technical bent toward innovation. I think that really differentiates us from others, especially companies our size. So, we're really excited at the opportunity to add scale to over double in size in assets in four different basins that are top-tier basins. So, we're very excited to apply our operations expertise and technical innovation in those areas. We see significant synergies from the deal. We put out an announcement with some additional data a couple of weeks ago. I hope you've had a chance to look at that. I'll refer to some of it today. It was really just – we weren't pleased with the way the stock responded to the deal. And we just wanted to kind of lean in and quantify some of the areas and give some more meat to the bone on reasons we're so excited about this deal. And I mentioned the synergies –$200 million to $300 million of annual run rate synergies that we see being very achievable. And that's mostly on the D&C, the drilling and completion side and LOE side, as you would expect. Lot of – I won't read the slide for you – a lot of stuff in there you can look at on your own. Then also obviously two public companies headquartered in Denver, Colorado. It's not hard to start immediately thinking about a lot of savings there on the overhead side.

3 SM Energy Company – Bank of America Leveraged Finance Conference Fireside Chat – December 2, 2025 And on the cost capital side, there's going to be significant savings there as well. Didn't really lean in too much on that as far as quantifying a number. You can easily see how, I think we've put $30 million to $40 million or $45 million of savings there. And just thinking about the synergies and reducing debt from those, it's easy to start thinking about cost of capital savings. We talked about divestiture proceeds. I'll say something about that in a second. That would obviously drive savings there as well. But also, just the average borrowing rate. You look at some of the coupons on some of the maturities and you can see how as we refinance those and move along left to right as a larger company, you can easily see a lot of cost of capital savings from this combined entity going forward. Rating agencies were very favorable on the announcement. Two of them even said positive outlook. People love to ask, is this -- does this move you to investment grade? I'm always afraid to speak for the agencies. I think it definitely moves us that direction. Definitely checks a box on the scale side, the diversity side as well, and commodity mix – those kind of things are positive. So, the last point I'll make before we go to Q&A is we did also announce that we'd be targeting $1 billion plus in divestitures within the first year. We think that's very attainable. That would obviously be dedicated to strengthening the balance sheet, accelerating that deleveraging that we really want to do. We – you all know us really well – we try to run the balance sheet in that one times area. We consider that a strong balance sheet. This pro forma moves us kind of up into that mid-ones area, not an uncomfortable area at all, but we’d like to move it back towards the one times area and that's what we'll be focused on doing in the near term. Pro forma company generates a lot of free cash flow. I think if you just look at pro forma this year, it's something in the $1.5 billion area, so that'll be prioritized to debt reduction early on. Divestiture proceeds could accelerate that and we look forward to getting back into that low ones area and prioritizing the free cash flow more to return of capital, stock buybacks, etc. That's my summary. Q&A Session Gregg Brody It's a great start. So, I think we were talking about the – originally you put out the announcement of the transaction – and a couple of weeks later you announced an update. A part of that was because the stock wasn't necessarily trading to reflect the M&A transaction. What's the arb today on that? Is it – do you see any challenges with the deal closing? Wade Pursell I don't see any challenges. I don't, I think it's – I haven't looked at it today or too recently – I think since that announcement, if I'm correct, I think it’s started going back the other direction as far as our stock versus their stock and what that implies for the exchange when we close. So, I don't think there's anything to be overly concerned about at this point. Gregg Brody Do you think you have to announce asset sales prior to the transaction close? Obviously, you can't announce Civitas sales, but... Wade Pursell Can't sell assets we don't own, so that's not going to happen. So, there's no plans to do anything. We're ordinary course of business looking at things all the time. So, that's all I can say on that. Gregg Brody The potential sales, there's a headline of weeks ago about Eagle Ford possibly for sale. I'm curious what's on the table and what might not be? Wade Pursell Well, as you would expect, I can't answer that too directly, too specifically. We love all of our assets. I start by saying that, for different reasons. As far as when we think about divestiture candidates – there's a lot of factors that go into that, that we would consider. It would be things like PDP component versus inventory upside – you can imagine that being a consideration. Commodity mix is a consideration, gas versus oil, where we are in the cycle, those kind of things, which probably led some to speculate on the Eagle Ford having that gas mix that we have there. Regulatory

4 SM Energy Company – Bank of America Leveraged Finance Conference Fireside Chat – December 2, 2025 environment certainly is also a factor. And then inventory upside is clearly a factor. So different things go into what we would consider divesting. Gregg Brody So you mentioned regulatory. You entered the DJ Basin, obviously Colorado-based company. It makes sense, right. How do you feel about the regulatory environment there? Obviously to have bought Civitas you had to have gotten comfortable with it, but you mentioned regulatory is a consideration. Was that... Wade Pursell It is. Gregg Brody ...was that what you were alluding to? Wade Pursell Yeah, you said it well. We know Colorado really well – being headquartered there, living there. I would say that looking at the Civitas team and how they manage the process, permits, etc., they did an exceptional job. Things have actually improved. There was a recent report from Enverus talking about how things have improved a lot this year as far as getting permits, time to get permits. So, it is looking better. The asset underground we really like, that asset generates a lot of free cash flow. So, it's something that we'll be learning as we move along. Gregg Brody I mean, I guess it's fair to say you don't want to tell people what you're selling because you want to optimize value, right? So, there's a price for everything, right? That's fair to say. What's tricky for us is we see the cash flow generation of the combined company, and we understand that you've asked us to sell. We're trying to, I'm trying to figure out what's the pro forma company look like. And one of the things that the agencies – you talked about rating agencies – they care about scale and scope. Obviously, I think you're over 500,000 barrels per day. So, do you feel there's a risk that you could, or do you think about this that you could sell so much of the company that you remove the scale and scope that the agencies like that got you to investment grade? Wade Pursell Yeah, it's a great question. The short answer is yes, but the long answer is no. I think looking pro forma, looking at the possible divestiture scenarios leaves the company significantly larger than it is today, even after some divestitures. Gregg Brody And just remind us, the maintenance capital in the combined entity today or the reinvestment ratio, how should we think about the right capital in the current pro forma business? Wade Pursell Yeah, I can't give you any dollars today. I mean, we're working that combined plan and after closing, we'll announce something. But you can imagine that we're working it the way we would work it in the past. And that is looking out at a two or three-year horizon, really maximizing, focusing on free cash flow generation, not necessarily production. So, I think I've already said it so we can say it again that you can imagine if the commodity price environment kind of stays in this area, $60 or below, I would imagine and I would predict an activity level that is reduced somewhat from what the pro forma, just putting the companies together right now would look like. Gregg Brody And this is a – this is more of an experiential question for you. Wade Pursell I can't wait.

5 SM Energy Company – Bank of America Leveraged Finance Conference Fireside Chat – December 2, 2025 Gregg Brody So we follow the rating agencies, what they write. And over the years, the timing of investment grade – every CFO knows the caveat. We want an investment-grade profile, but we leave it to the agencies' divine will to tell us... Wade Pursell That's what we have today. Gregg Brody So, what I wonder is – so it seems to me that in most cases their holdup is always well you bought all these assets, we know how they operated separately. But you need to show us organic growth. We need to see how you operate organically. And I suspect that's what will happen here. But I'm curious, do they tell you that. Do they say you're there on the size and scale? Or do they send you – what's the feedback that they give you to help you understand what that timeframe could be? Wade Pursell Well, we haven't closed yet, so the feedback's been fairly limited, just on the announcement. Gregg Brody So they don't -- they haven’t put out this note, they said “Hey, Wade, this is what we're thinking right now. We’ll pop up later.” Wade Pursell Certainly nothing that specific, nothing that black and white. Scale, diversification, love it. There's always going to be and I've heard a little of it already that seeing some execution, seeing the deal close, seeing what the new actual guidance looks like, seeing what the actual return of capital plan looks like – things like that. But those are not long- range areas at all. Gregg Brody So their feedback is just as ambiguous as what they tell us? Wade Pursell Yeah. Gregg Brody Okay. So, we share the same experience, there we go. That's my first experiential question in my career by the way. So maybe, coming back to the asset, you talked about probably a little bit less spending. There are some areas of the Permian that there's consideration that maybe you see more development because of higher gas prices, especially with the less oil development because of the lower oil price. Do you see that at all? Wade Pursell We're just now getting into those kind of questions on capital allocation and commodity mix. Nothing really to speak to yet. That would be getting specific into the plan. Gregg Brody Maybe get into more fun stuff on SM, the operations today. You sit in the seat where you get to re-rack your CapEx budgets and see how well people do on recognizing capital savings and some of its service costs and some of its efficiencies. What's your observations about productivity gains in your portfolio? Where do you think they can go and how that translates into potentially a better CapEx or a more capital-efficient company? Wade Pursell Yeah, there's so many levers, I guess is what I'd say sitting here today and looking forward and trying to see what the opportunities are. And we've listed a lot of those areas in those slides that I referred to from I think it was November 17, if you look back at those. But it's going to be – first of all, the first question is just are we in an overall deflationary environment on cost in our industry? And that answer is – you've probably heard it from others, I assume you've heard it from others today – and it certainly, as the CFO, it certainly feels like we're heading into that unless something changes on the commodity side. If oil stays in this $60 to below area, people are looking at their budgets

6 SM Energy Company – Bank of America Leveraged Finance Conference Fireside Chat – December 2, 2025 for next year. Hard for me to imagine that activity overall is not going to be slowing. And history says that has an impact on cost. And so, we're not predicting anything yet and I haven't really seen anything material yet, but that's certainly something we're trying to get our arms around before we see what we want to forecast for next year. Then from an SM standpoint, we talk it every year just on the technical side, the team is just so diligent. The operations team is so diligent at trying new things, being innovative, whether it's completion design, spacing decisions on the drilling, the lateral lengths, that's going to continue. That's going to continue till we drill our last well, I'm told. So not only will it continue, but now it's going to be applied a lot more on new areas. So that's exciting. That'll be exciting to see what can come out of that. There's clearly going to be more centralized, streamlined, combining supply chains between the companies, purchasing power with the vendors there's going to be a positive impact from that, there's no doubt in my mind. So, those are some examples. Gregg Brody Just serious question, when do you expect the Civitas deal to close right now? Wade Pursell We're saying first quarter. Gregg Brody More likely does that probably delay your capital budget? Wade Pursell Depends. Could, hopefully not. Gregg Brody You mentioned, just going back to some of the savings, cost of capital as at $30 million or $45 million? When you talk about the capital efficiency sides in drilling, what is that number? And help us understand that. Wade Pursell Yeah, I hate to keep going back, there's a slide – actually, we did an additional slide that just focuses on the D&C and the LOE and tries to break it down. It doesn't get that granular, but it breaks down the $100 million to $150 million by different areas. Gregg Brody Got it. Wade Pursell And I want to mention again how big that is. That $200 million to $300 million we tried to put that in context. First of all, it's incredibly achievable. Right. If you look at half of that being D&C, that's only 2% or 3% of the combined capital. But in terms of valuation, if you think of $200 million to $300 million saved every year for – just pick a number, pick seven years and discount it back – that's $1 billion, $1.5 billion discounted back to today, which is 30% of our market caps combined. So, a big, big number. I guess, is what we wanted to make sure that investors understood. Gregg Brody Got it. And when you – just sort of interesting process – and obviously, you've been through it. As a CFO that has people put these numbers in front of you and you're like how did you come up that, right? What's your sense of, like how do they figure out the amount of D&C sort of cost they should fund? Is it a consultant? Is it your internal folks? But as you looked at those numbers and probably want to put a number in front of people that was achievable? How did you get comfortable with it? Wade Pursell Yeah. Well, it's very much driven by our internal folks, which is what you would expect. I mean, we pride ourselves on being experts in that area – work it really hard. And just based on looking at what we're doing, looking at what we

7 SM Energy Company – Bank of America Leveraged Finance Conference Fireside Chat – December 2, 2025 could do and looking at the data that we were provided on the new assets – the assumptions, again, seemed very reasonable. Gregg Brody Is there some expectation that you could run the asset better than Civitas? Wade Pursell Yeah, I don't want to make a broad-brush statement. In certain areas, that is absolutely the case. But then there are some areas we're going to see, wow, they're doing something really interesting there – and we're not in the DJ, by the way – so there's going to be things that we're going to learn from them, there's no doubt about it. But we're excited, certainly about the Permian where we've been for a very long time and doing things really well, that we can apply some of the things we do well on their assets. But there's going to be some things that they do well that we're going to learn from also. Gregg Brody And then you said you expect a deflation in service cost. What type of indications do you have today? Wade Pursell It’s really, for me it's mostly anecdotal at this point, mostly. We're having conversations with vendors and we're hearing – I'm not going to name anyone or anything like that – we're hearing numbers are starting to, when we bid this next, it's going to go down a little bit. There's some of that happening. But it's really just watching activity, watching the oil price, and just knowing that you look back when things line up this way, especially during a period where people are setting their budgets, you tend to get some deflation during these environments. But that's really it – no guarantees. But it certainly feels like it. Gregg Brody Then, just the marketing side of things – on the marketing side of gas and oil. Do you see any constraints right now? Do you see opportunities to reduce cost there just at SM's business? But just maybe walk us through down that. Wade Pursell Yeah, I don't see any constraints, any concerns about us being able to deliver what we're planning on in all the basins. That's my general response to that. There's always areas to two to work and the team works those really hard. Gregg Brody And there's the, you mentioned part of your synergies is to lower your cost of capital. When you look at the debt stack, I think we have discussed it and I think your plan is to guarantee, cross-guarantee the structure. I don't know if you can contemplate how you can... Wade Pursell You can assume they're all SM bonds. Nothing's going to be stranded or anything like that. Gregg Brody How do you think about refi? Like when you think about, oh there's some like in terms of what’s a near-term event – or maybe the better question is of the $30 million to $45 million of cost of capital savings, over what time period do you think you'll recognize that? Wade Pursell Yeah, we tried to put a number in there that was reasonable. And kind of the overall assumption for that $200 million to $300 million in total is all being actioned within 2026, with it all being realized – all of it on a run rate basis – beginning in 2027 and beyond. So, some of it in 2026, but all of it by 2027 and all of it actioned in 2026. So, as I said, we're pretty modest on the cost of capital assumption. We didn't want to put a big number in there that you could say, well that's coming, but it's not coming that soon. That number is going to grow. That number is really -- there's several different ways that can and will be achieved. And as I said, just starting with the synergies, the $200 to $300 million, just apply an interest rate to that number and you get a pretty big chunk of it.

8 SM Energy Company – Bank of America Leveraged Finance Conference Fireside Chat – December 2, 2025 You take some out with divestiture proceeds and you blow through it. You start thinking about just your weighted- average interest rate or cost of capital, that'll take a few more years. Probably, maybe not.. but probably as you start to refi some of the higher cost stacks, the first one of any size being in 2028. So that will come. So, there's a lot of ways that that number is going to grow. We just wanted to be modest with – we wanted to really focus people on this is a run rate that's going to happen pretty quick. So that's why we were more modest on the cost of capital. Gregg Brody Got it. I know it's a little early to talk about the next deal – M&A. How long does this keep you – you're going to be into sale/divestiture mode after this – and this probably keeps you on the sideline for a little bit? Wade Pursell As a general statement that's a good assumption. Digesting is important. Integrating is important. Focusing everyone on those efforts is very important. Doesn't mean we will put blinders on and not continue to look for opportunities to improve the company and the value for shareholders and bondholders. But the primary focus in the near term will be digesting this combination. Gregg Brody And then, as you were involved in this process obviously, and there were probably other people involved, and there's been just a lot of what's called SMID-cap M&A consolidation as of late. Do you think that this trend is going to continue? And when you looked at who showed up in various data rooms that you’ve probably been in, not just with Civitas, I suspect. Did you see that it was a lot of SMID-caps looking to get bigger or were there also larger IG players or larger investment grade names? Wade Pursell Yeah, I guess the first thing I'd say, and the lawyers will be proud of me, the proxy hasn't been filed yet. I look forward to reading it. You should too. There will be a lot of that in there. Yeah, I can't really speak to who was there or any of that. Your first question though, I can theorize and it's hard to imagine an environment where that changes, where the desire to get larger. That's kind of the environment we're in. That's what investors want. Our industry is more mature. You get the drivers are cash flow generation, return of capital. That means you're not getting paid to grow up and to the right. So that automatically makes you think, drives you to scale being important. And so scale is important. Size is important. So it's hard for me to imagine the trend not continuing. Gregg Brody With that, I’ll look to the audience to see if there's any questions. I think I'll take one more here. So, if you think about buying the DJ Basin, which something SM should know and obviously you pointed to how the regulatory environments are improving. But those equities have historically traded at discount, right. So, when you thought about that, what got you over that hump? Wade Pursell Well, you're just talking about one piece of... Gregg Brody Yeah, because obviously there's a lot of... Wade Pursell But it's an important piece. Gregg Brody It's an important piece and obviously I get the synergies argument, which and perhaps that was the argument. I'm just curious... Wade Pursell That's a big part of the argument.

9 SM Energy Company – Bank of America Leveraged Finance Conference Fireside Chat – December 2, 2025 And all I can say is just from a value proposition, doing our own assessment of the NAV, we felt like it was very compelling time. It's a good time – it feels like a good time in the cycle and it just felt like a good time to – and the moons had to line up, right? You don't just get to pick when M&A is going to happen. Things have to line up and they lined up and we got very comfortable with the asset and the value. So. Gregg Brody I’m looking around to see if there's any more questions. I think we drilled into the merger as much as we can get out of you. But I just want to, Wade, we'll let you off the hook a little early. Just want to thank you for time and making it here. Always enjoy the conversation. Wade Pursell My pleasure. Thank you. Gregg Brody And I'll see you at the next one. Wade Pursell Absolutely. Thanks, everybody.

No Offer or Solicitation This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of SM Energy and Civitas and a prospectus of the Company (the “Joint Proxy Statement/Prospectus”). Each of the Company and Civitas may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or Registration Statement or any other document that the Company or Civitas Resources, as applicable, may file with the SEC in connection with the proposed transaction. After the Registration Statement has been declared effective by the SEC, a definitive Joint Proxy Statement/Prospectus will be mailed to the stockholders of each of the Company and Civitas. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND CIVITAS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CIVITAS, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus, as well as other filings containing important information about the Company, Civitas Resources and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://www.sm-energy.com/investors. Copies of the documents filed with the SEC by Civitas will be available free of charge on Civitas’ website at https://ir.civitasresources.com/investor-relations/Overview/default.aspx. The information included on, or accessible through, the Company’s or Civitas’ website is not incorporated by reference into this communication. Participants in the Solicitation The Company, Civitas and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/893538/000089353825000032/sm-20250404.htm) and a Form 8-K filed by the Company on September 8, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/893538/000089353825000116/sm-20250904.htm). Information about the directors and executive officers of Civitas, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in a Form 8-K filed by Civitas on August 6, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1509589/000110465925074774/tm2522747d1_8k.htm), a Form 8-K filed by Resources on May 7, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1509589/000110465925045550/tm2514090d1_8k.htm), and Civitas’ proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1509589/000155837025005077/civi-20241231xdef14a.htm). Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company and Civitas using the sources indicated above.